                            CANISCO RESOURCES, INC.
                         300 DELAWARE AVENUE, SUITE 714
                           WILMINGTON, DELAWARE 19801
                            ------------------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
              OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14f-1 THEREUNDER
                            ------------------------

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION
                                      WITH
     THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE
                   REQUESTED NOT TO SEND THE COMPANY A PROXY.
                            ------------------------

    This Information Statement is being mailed on or about July 17, 2000 as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Canisco Resources, Inc. (the "Company") to the holders of record of shares of common stock, par value $0.0025 per share, of the Company (the "Common Stock" or the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Kenny Industrial Services, L.L.C. ("Parent") to a majority of the seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein and not otherwise defined herein have the meaning set forth in the
Schedule 14D-9.

    On June 28, 2000, the Company, Parent and Canisco Acquisition, Inc. ("Merger Subsidiary") entered into an Agreement and Plan of Merger (as amended, the "Merger Agreement") in accordance with the terms and subject to the conditions of which (1) Parent caused Merger Subsidiary to commence the Offer for any and all outstanding Shares at a price of $1.00 per Share, net to the seller in cash, without interest thereon, and (2) Merger Subsidiary will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company would become an indirect wholly owned subsidiary of Parent. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, August 11, 2000, unless the Offer is extended in accordance with the Merger Agreement and applicable law.

    The Merger Agreement provides that, promptly after the purchase of a majority of the outstanding Shares pursuant to the Offer, Parent shall be entitled to designate directors (the "Purchaser Designees") on the Board of Directors of the Company (the "Board") as will give Parent representation proportionate to its ownership interest. The Company has agreed, upon the request of Parent, to use its reasonable best efforts promptly either to increase the size of the Board or secure the resignation of such number of directors, or both, as is necessary to enable the Purchaser Designees to be elected or appointed to the Board and to cause the Purchaser Designees to be so elected or appointed. In addition, the Company has agreed to cause the Purchaser Designees to constitute the same percentage as is on the Board of (i) each committee of the Board, (ii) each board of directors of each subsidiary of the Company and (iii) each committee of each such board.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

    The information contained in this Information Statement (including the information incorporated by reference) concerning Parent, Merger Subsidiary and the Purchaser Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

    As of July 14, 2000 there were 2,536,565 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote. The Board currently consists of five members.

             RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

    The Merger Agreement provides that promptly upon the purchase of, and payment for, any Shares by Parent or any of its subsidiaries which represents at least a majority of the outstanding Shares (on a fully diluted basis), Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (giving effect to the directors designated by Parent pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent and Merger Subsidiary bears to the total number of Shares then outstanding. In addition, the Merger Agreement provides that the Company shall, upon request of Parent, use its reasonable best efforts promptly either to increase the size of the Board, including by amending the By-laws of the Company if necessary to so increase the size of the Board, or secure the resignations, of such number of incumbent directors, or both, as is necessary to enable the Purchaser Designees to be so elected or appointed at such time and use its best efforts to cause the Purchaser Designees to be so elected or appointed. At such time, the Company shall, upon request of Parent, also cause persons designated by Parent to constitute the same percentage (rounded up to the nearest whole number) as is on the Board of (i) each committee of the Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such Board.

    The Merger Agreement also provides that, in the event that Purchaser Designees are elected to the Board, until the Effective Time, the Company will cause the Board to have at least three directors who were directors on June 28, 2000 and are neither officers or employees of the Company (the "Independent Director"), provided that if any Independent Directors cannot serve due to death or disability, the remaining Independent Directors (or Independent Director, if there is only one remaining) shall be entitled to designate another person or persons who served as a director on June 28, 2000 to fill such vacancies or, if no Independent Director then remains, the other directors shall designate three persons to fill such vacancies and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement. In the event that the Purchaser Designees constitute a majority of the Board, prior to the Effective Time, the affirmative vote of a majority of the Independent Directors will be required to (i) amend or terminate the Merger Agreement by the Company,
(ii) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, (iii) amend the Certificate of Incorporation or By-laws of the Company, or (iv) take any other action of the Board under or in connection with the Merger Agreement; provided, that if there are no Independent Directors as a result of such persons' deaths, disabilities or refusal to serve, such actions may be effected by majority vote of the entire Board.

    Parent has informed the Company that it will choose the initial Purchaser Designees from the persons listed below. With respect to the Purchaser Designees, the following table, prepared from information furnished to the Company by Parent, sets forth the name, occupation and age of each such Purchaser Designee. Parent has informed the Company that each of the Purchaser Designees listed below has consented to act as a director, if so designated. If necessary, Parent may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1.

    Parent has advised the Company that, except as set forth in the Offer to
Purchase: (i) none of Parent, Merger Subsidiary, nor to the best knowledge of Parent and Merger Subsidiary, any of the Purchaser Designees, or any associate or majority owned subsidiary of such persons beneficially owns or has any right to acquire, directly or indirectly, any Shares, and none of Parent, Merger Subsidiary, nor to the best knowledge of Parent and Merger subsidiary, any of the other persons or entities referred to above, nor any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in the Shares during the past sixty (60) days;
(ii) neither Parent nor Merger Subsidiary nor, to the best knowledge of Parent and Merger Subsidiary, any of the Purchaser Designees, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the

Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies;
(iii) neither Parent nor Merger Subsidiary nor, to the best knowledge of Parent and Merger Subsidiary, any of the Purchaser Designees, has had any business relationships or transactions with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Securities and Exchange Commission applicable to the Offer; and (iv) during the past five years, neither Parent nor Merger Subsidiary nor, to the best knowledge of Parent and Merger Subsidiary, any of the Purchaser Designees, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has any of them, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

    It is expected that the Purchaser Designees may assume office at any time following the purchase by Merger Subsidiary of a majority of the outstanding Shares pursuant to the Offer, which purchase cannot be earlier than Friday, August 11, 2000, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board.

                                           PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL POSITIONS
NAME                                                    HELD DURING THE PAST 5 YEARS
----                                       ------------------------------------------------------
Michael G. Rothman.....................  Chief Executive Officer and Operating Board Member of
Age 44                                   Parent. Mr. Rothman co-founded Parent. Prior to founding
                                         Parent, Mr. Rothman co-founded Industrial Cleaning
                                         Specialists ("ICS") and he operated it from 1994 until
                                         1998 when it merged with The CleanUp Company to create
                                         Kenny Industrial Services, L.L.C.

Michael J. Chakos......................  Chief Financial Officer and Operating Board Member of
Age 42                                   Parent. Prior to joining Parent in connection with the J.
                                         L. Manta acquisition in November 1998, Mr. Chakos served
                                         as Chief Financial Officer of J. L. Manta.

James M. Dworkin.......................  Mr. Dworkin is a partner of Saunders, Karp & Megrue, a
Age 37                                   private merchant bank engaged in the acquisition and
                                         ownership of operating businesses. Before joining
                                         Saunders, Karp & Megrue in 1998, Mr. Dworkin was a
                                         Managing Director at BT Capital Partners, Inc., the
                                         private equity investment arm of BT Alex Brown. Mr.
                                         Dworkin has served on Parent's Operating Board since April
                                         2000.

    The business address for Michael G. Rothman and Michael J. Chakos is c/o Kenny Industrial Services, L.L.C., 414 N. Orleans, Suite 202, Chicago, Illinois 60610. The business address for James M. Dworkin is c/o Saunders, Karp & Megrue, 262 Harbor Drive, Stamford, Connecticut 06902.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The Company currently has 2,536,565 Shares outstanding. In addition 103,875 Shares are reserved for issuance upon the exercise of currently outstanding options held by employees and directors and 110,000 shares are reserved for the exercise of warrants held by Teddy Mansfield, President of the Company, and Dean Mansfield, a member of the management of one of the Company's subsidiaries, and by others.

    The Shares reported in the following two tables may be deemed to be beneficially owned under Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of

1934, as amended, but the inclusion of the Shares in this table does not constitute an admission of beneficial ownership.

    The following table shows information as of July 14, 2000, with respect to each person with beneficial ownership of more than 5% of the Company's outstanding common stock.

                                                                    SHARES             PERCENTAGE
NAME AND ADDRESS                                              BENEFICIALLY OWNED     OF CLASS OWNED
----------------                                              ------------------     --------------
ROI Capital Management, Inc.................................        183,100(1)            7.22%
17 East Sir Francis Drake Boulevard
Suite 225
Larkspur, CA 94939

Mitchell J. Soboleski.......................................        183,100(1)            7.22%
c/o ROI Capital Management, Inc.
17 East Sir Francis Drake Boulevard
Suite 225
Larkspur, CA 94939

Mark T. Boyer...............................................        183,100(1)            7.22%
c/o ROI Capital Management, Inc.
17 East Sir Francis Drake Boulevard
Suite 225
Larkspur, CA 94939

Teddy L. Mansfield..........................................        156,000(2)            6.15%
3251 E. Kingsfield Road
Pensacola, FL 32514

Joe C. Quick................................................        147,516(3)            5.82%
83 Almond Avenue
Hershey, PA 17022

Ralph A. Trallo.............................................        138,321(4)            5.45%
2363 Sanibel Blvd.
St. James City, FL 33956

------------------------

(1) A Schedule 13G filed with the Securities and Exchange Commission on February 15, 2000 by ROI Capital Management, Inc. ("ROI"), Mitchell J. Soboleski ("Soboleski") and Mark T. Boyer ("Boyer") states that ROI is deemed to be the beneficial owner of 183,100 Shares pursuant to separate arrangements whereby it acts as investment adviser and has certain rights with respect to dividends and proceeds from the sale of such common stock and Soboleski and Boyer are deemed to be the beneficial owners of such number of Shares pursuant to their ownership interest in ROI.

(2) 150,000 of these Shares were part of the purchase consideration paid by the Company for the acquisition of Mansfield Industrial Coatings, Inc. which occurred on April 22, 1998. Mr. Mansfield also received warrants to purchase 60,000 Shares at a price of $2 5/8 per Share as part of the acquisition consideration. None of such warrants are currently exercisable and therefore have not been included.

(3) The Shares shown include 84,490 Shares over which Mr. Quick exerts sole voting and investment power. Mr. Quick shares voting and investment power over the remaining Shares which are held by his spouse or certain relatives (excluding adult children).

(4) The Shares shown include 113,321 Shares over which Mr. Trallo exerts sole voting and investment power and 25,000 Shares subject to stock options owned by Mr. Trallo.

    The following table gives certain information as of July 14, 2000, with respect to the beneficial ownership, direct or indirect, of the Company's common stock by each of the current directors and executive officers and by all of the current directors and executive officers as a group, as reported by them.

    Shares held by a director or officer and his spouse and certain relatives (excluding adult children) are included in the table.

                                                            SHARED
                                          SOLE VOTING     VOTING AND     SHARES
                                         AND INVESTMENT   INVESTMENT   SUBJECT OF   AGGREGATE   PERCENTAGE
NAME                                         POWER          POWER       OPTIONS       TOTAL      OF CLASS
----                                     --------------   ----------   ----------   ---------   ----------
Marvin Davis...........................         -0-              -0-        -0-          -0-         -0-
Teddy Mansfield........................     156,000              -0-     60,000      216,000        8.31%
Michael J. Olson(1)....................      37,619              -0-     15,000       52,619        2.06%
Dale L. Ferguson.......................      19,000           30,000        -0-       49,000        1.93%
Thomas P. McShane......................      18,300              -0-        -0-       18,300        0.72%
W. Lawrence Petcovic...................      10,886              -0-        -0-       10,886        0.43%
All Directors and Executive Officers as
  a Group (6 Persons)..................     241,805           30,000     75,000      346,805       13.30%

------------------------

(1) Executive officer who is not a director.

                            DIRECTORS OF THE COMPANY

    The following table sets forth information concerning the incumbent directors of the Company at July 14, 2000.

Marvin Davis...........................   Age 62    1996 to present, President, CEO and Chairman of
                                                    Datamax, a manufacturer of bar code printers for
                                                    the automatic identification device market. 1987
                                                    to 1996, President of Grisanti, Galef and
                                                    Goldress Corporation, a consulting firm for
                                                    troubled businesses. Currently a member of the
                                                    board of directors of Crown Craft, Z Axis
                                                    Corporation, Veridian Partners, Reliacast, and a
                                                    member of the Board of Advisors for Angus &
                                                    Coote.

Dale L. Ferguson.......................   Age 65    Retired since 1996. 1974 through 1996, an
                                                    employee of the Company. Director of the Company
                                                    since 1974.

Teddy Mansfield........................   Age 37    1996 to present, President of Mansfield
                                                    Industrial Coatings, Inc, an industrial painting
                                                    company. 1993 to 1996, Vice President of
                                                    Mansfield Industrial Coatings.

Thomas P. McShane......................   Age 46    1987 to present, President of McShane Group,
                                                    Inc., a financial and management consulting firm
                                                    located in Timonium, MD. Director of the Company
                                                    since 1991.

W. Lawrence Petcovic...................   Age 55    July 1999 to present, Vice President of Human
                                                    Resources of Fypon Limited, a manufacturer of
                                                    molded millwork. November 1998 to July 1999, Vice
                                                    President of Human Resources at Creditrust Inc.,
                                                    a purchaser of credit card charged-off
                                                    receivables. 1996 to November 1998, Vice
                                                    President, Training of Chevy Chase Bank. 1994 to
                                                    1996, business consultant for L.P. Associates,
                                                    Columbia, MD. Director of the Company since 1981.

PLAN OF REORGANIZATION

    On September 1, 1995, Oliver B. Cannon & Son, Inc., a wholly owned subsidiary of Nuclear Support Services, Inc. (which is the predecessor corporation to the Company), filed a voluntary petition under chapter 11 of the Bankruptcy Code. On September 5, 1995, Nuclear Support Services, Inc. and its other subsidiaries also filed for protection under Chapter 11. Those subsidiaries were Sline Industrial Painters, Inc., NSS Numanco, Inc., NSS of Delaware, Inc., IceSolv, Inc. and Henze Services, Inc. All cases were filed in the United States Bankruptcy Court for the Middle District of Pennsylvania in Harrisburg. A number of first day orders were presented to the Court, including an order allowing joint administration under the style and case of the parent, Nuclear Support Services, Inc. at case number 1-95-01767.

    On January 31, 1996, Nuclear Support Services, Inc. filed its Joint Plan of Reorganization. The Amended Joint Plan of Reorganization was filed and confirmed by the Court on April 24, 1996. On June 28, 1996, the Company met all the requirements of the Amended Plan by executing the necessary banking documents for securing exit financing. The Effective Date for the Company's exit from bankruptcy was July 1, 1996. On March 24, 1998, the Court administratively closed the bankruptcy proceedings and the resolution of two contested matters were closed during fiscal year 1999.

COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

    The Board of Directors meets on a regularly scheduled basis and, during the fiscal year ended March 31, 2000 ("fiscal 2000"), met on four occasions. During fiscal 2000, each Director was present for all of the meetings of the Board of Directors. Outside directors of the Company were paid an annual retainer of $7,500. All non-employee directors except the Chairman of the Board, were paid $800 for each meeting attended, and the Chairman was paid $1,200 for each meeting. Employee directors receive no compensation for meetings.

    The Audit and Compensation committees were active in fiscal 2000. Each committee member was present for all the meetings of the Board Committees on which such Director served. Outside Board members appointed to serve on the Compensation and Audit Committees were paid an annual retainer of $1,500. In addition, outside Board members serving on Committees, except the Committee Chairman, were paid $750 for each Committee meeting and the Committee Chairman was paid $1,000.

    The Audit Committee was created by the Board of Directors in October 1986. The function of the Audit Committee is to recommend an accounting firm to conduct an annual audit and to review the scope and results of the annual audit. The Audit Committee also reviews the adequacy of internal controls, policies and procedures, and reports its findings to the Board of Directors. The Audit Committee met once during fiscal 2000. The current members of the Audit Committee are Marvin Davis and Thomas P. McShane.

    The Compensation Committee was created by the Board of Directors in February 1989. The function of the Compensation Committee is to administer the Company's 1998 Stock Option/Incentive Plan and 1990 Stock Option Plan and the Director's Stock Option Program. The Compensation Committee met once during fiscal 2000. The current members of the Compensation Committee are Marvin Davis, Thomas P. McShane and W. Lawrence Petcovic.

    The Board of Directors does not have a nominating committee or any other committee performing similar functions.

DIRECTORS STOCK OPTION PROGRAM

    The Directors' Stock Option Program was approved by stockholder vote at the Meeting in February 1992. The program provided a mechanism for compensating directors for their services by means other than cash payment, promoted Director stock ownership and increased the incentive for those responsible for the long-range success of the Company. Pursuant to the Program, each Director could elect to take non-qualified stock options for the Company's stock issued under the 1990 Stock Option Plan in lieu of all or a portion of the normal cash retainer and/or fee for Board or Committee meetings attended. Directors who selected options pursuant to the Program made a standing election to do so (or to rescind such election) at least six (6) months in advance of the meeting for which the election (or rescission) was to be effective. For the purpose of this election, options were valued at 17% of the market price of the stock on grant date (i.e., date set for payment of retainer or meeting fees as the case may be) and applied against the fees to be earned.

    The Company's 1990 Stock Option Program expired in December 1994, thus fees and retainers for Board and Committee participation are now being paid to directors in cash. As of December 1, 1999, all such options had expired.

PARTICIPATION OF CURRENT DIRECTORS IN RETIREMENT PROGRAMS

    Dale Ferguson received $50,000 in fiscal year 1999 pursuant to the Company's Founders Retirement Plan.

INFORMATION REGARDING CURRENT EXECUTIVE OFFICERS

    The following table identifies the Company's current executive officers, sets forth their ages, principal occupation or employment of each during the past five years, positions and offices held with the Company and the terms served as such.

NAME                                       AGE               PRINCIPAL OCCUPATION OR EMPLOYMENT
----                                     --------   -----------------------------------------------------
Teddy Mansfield........................     37      President and Chief Executive Officer of the Company
                                                    since December 1999. President of Mansfield
                                                    Industrial Coatings, Inc., since 1996.(1)

Michael J. Olson.......................     45      Vice President, Secretary/Treasurer and Chief
                                                    Financial Officer of Cannon Sline, Inc. since 1986.
                                                    Named Acting Chief Financial Officer of Nuclear
                                                    Support Services, Inc. in January, 1995. Named Chief
                                                    Financial Officer, Vice President and
                                                    Secretary/Treasurer of the Company in April 1995. Mr.
                                                    Olson has an employment contract with the Company.

------------------------

(1) Jimmie L. Huitt, Jr., an employee of McShane Group, Inc., served as President and Chief Executive Officer of the Company from September 7, 1999 until December 20, 1999, when Mr. Mansfield was appointed by the Board.
    Mr. Huitt, 49, has been a stockholder and principal of McShane Group, Inc., a financial and management consulting firm, since 1998, and prior to that was a Director of Princeton Associates, a management consulting firm.
    Ralph Trallo was terminated as President and Chief Executive Officer by the Company's Board of Directors effective September 7, 1999. Mr. Trallo remains an employee of the Company.

COMPENSATION OF CURRENT EXECUTIVE OFFICERS

    The following table sets forth information concerning all compensation paid or accrued by the Company and its subsidiaries in respect to fiscal years 1998, 1999 and 2000 to or for each of the executive officers of the Company:

SUMMARY COMPENSATION TABLE

                                                                                            LONG-TERM
                                                 FISCAL YEAR COMPENSATION                 COMPENSATION
                                       ---------------------------------------------         AWARDS
                                                                           OTHER           SECURITIES
                                        FISCAL     SALARY     BONUS     COMPENSATION       UNDERLYING
NAME AND PRINCIPAL POSITION              YEAR       ($)        ($)         ($)(1)        OPTION/SARS (#)
---------------------------            --------   --------   --------   ------------     ---------------
Ralph A. Trallo......................    2000     225,000        -0-         7,351               -0-
President, Chief Executive Officer       1999     185,000     48,100       134,794(2)            -0-
and Director; also President and CEO     1998     185,000    115,000        47,590(3)            -0-
of Cannon Sline

Teddy Mansfield......................    2000     120,000     50,000           -0-               -0-
President, Chief Executive
Officer and Director

Michael J. Olson.....................    2000     130,000        -0-         5,926               -0-
Vice President, Secretary/Treasurer      1999     105,000     27,300        37,819(2)            -0-
and Chief Financial Officer              1998     105,000     85,000         7,820(3)            -0-

------------------------

(1) Included in Other Compensation are automobile allowances and excess life insurance benefits provided by the Company and the value of discretionary bonuses paid in stock.

(2) At the request of the Compensation Committee, Mr. Trallo and Mr. Olson agreed to terminate the 1985 Long Term Compensation Plan between themselves and Oliver B. Cannon & Son, Inc. (the former name of the Company's Cannon Sline, Inc. subsidiary). Mr. Trallo and Mr. Olson each took stock in lieu of the cash due on termination of the plan, issued at fair market value.

(3) Mr. Trallo and Mr. Olson were awarded discretionary bonuses in 1998. Their bonuses were in the form of Company stock issued at fair market value.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END
  OPTION/SAR VALUES

                                VALUE OF UNEXERCISED                                          NUMBER OF SECURITIES
                                    IN-THE-MONEY                                             UNDERLYING UNEXERCISED
                                 OPTIONS/SARS AT FY                                               OPTIONS/SARS
                                      END ($)              SHARES ACQUIRED      VALUE             AT FY END (#)
NAME                        EXERCISABLE/UNEXERCISABLE(1)   ON EXERCISE (#)   REALIZED ($)   EXERCISABLE/UNEXERCISABLE
----                        ----------------------------   ---------------   ------------   -------------------------
Ralph A. Trallo...........             -0-/-0-                   -0-             -0-                 95,000(2)
Michael J. Olson..........             -0-/-0-                   -0-             -0-                 65,000(3)

------------------------

(1) Options include those granted under the Company's Stock Option Programs, the Directors Stock Option Program, and the Company's Stock Appreciation Plan.

(2) Mr. Trallo's options include 25,000 shares under the Company's Stock Option Programs and the Director's Stock Option Program and 70,000 shares under the Company's Stock Appreciation Plan.

(3) Mr. Olson's options include 15,000 shares under the Company's Stock Option Programs and 50,000 shares under the Company's Stock Appreciation Plan.

    During fiscal year 2000, the Company paid approximately $175,000 in fees and expenses to McShane Group, Inc., a consulting firm of which Thomas P. McShane, a director of the Company, is a principal.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee reviews and makes recommendations to the Board of Directors on matters of executive officer compensation. The current members of the committee are Marvin Davis, Thomas P. McShane and W. Lawrence Petcovic. All of the members of the Compensation Committee are non-employee "outside" directors. The committee establishes the Company's policies and performance requirements for executive officer compensation and the total compensation paid for each fiscal year. The committees report for fiscal year 2000 is set forth below.

    The Committee formulated the 2000 Executive Compensation program to support the business growth strategy and to maintain performance in company operations. The Committee limited the Executive Compensation Program to Ralph Trallo and Mike Olson. Subsidiary officer compensation was delegated to the executive group. Under the 2000 Senior Executive Program, the total compensation for executives is managed utilizing four (4) components--base pay, short term incentives, long term incentives and special equity grants.

(1) Base salaries for fiscal year 2000 were increased for Mr. Trallo and Mr. Olson. These salaries were reviewed and considered within the median position guidelines for the companies with whom we compare as outlined in the Conference Board Research Report (1204-97RR) on Top Executive Compensation. The base pay for the executives in fiscal year 2000 was increased from $185,000 to $225,000 for Mr. Trallo and from $105,000 to $130,000 for Mr. Olson. These base salaries were established in fiscal year 2000 and are applicable through fiscal year 2002.

(2) Short Term Incentive pay available to be earned for fiscal year 2000 was linked directly to earnings per share. Messrs. Trallo and Olson received no short term incentives in fiscal year 2000.

(3) Long Term Incentives were provided as a method of extending ownership throughout the company. The Cannon Sline Incentive Agreement for the executive team assumed in the acquisition of Cannon Sline was converted into Canisco common stock effective fiscal year 1999. The committee valued the conversion of long term incentives at 48,820 shares for Mr. Trallo and 12,205 shares for Mr. Olson.

(4) Special Equity Grants were provided in fiscal year 1999. These grants took the form of shares of Canisco stock at market value for cash bonuses earned in 1995 and 1996.

The committee will continue the use of the four components of a total compensation program and will incorporate the Stock

    Option/Incentive program as approved by the shareholders.

               The Compensation Committee
               Marvin Davis
               Thomas P. McShane
               W. Lawrence Petcovic

                         COMPLIANCE WITH SECTION 16(a)

    For fiscal year 2000, no late Form 4 or Form 5 filings were submitted.

                 HISTORICAL PERFORMANCE OF THE COMPANY'S STOCK

    The common stock traded on the NASDAQ Stock Market under the symbol "NSSI" until May 20, 1996 at which time as a result of the merger of Nuclear Support Services, Inc. into the Canisco Resources, Inc., the Company commenced trading on the NASDAQ SmallCap Market under the symbol

"CANR." On November 30, 1998 the symbol was changed to "CANRC" to indicate that the Company had been granted a temporary waiver from its failure to meet the listing requirements for the NASDAQ SmallCap Market. On July 14, 1999 the stock was delisted from the NASDAQ SmallCap Market due to the Company's failure to meet the continued listing requirements by the end of fiscal year 1999 and began trading on the OTC Bulletin Board under the symbol "CANR." The following table contains details concerning the Company's stock price over the two most recent fiscal years.

                                                             2000                      1999
                                                   -------------------------   --------------------
QUARTER ENDED                                        HIGH           LOW          HIGH        LOW
-------------                                      ---------   -------------   --------   ---------
June 30..........................................  3 1/2          3 1/2        3 3/4       2 1/2
September 30.....................................  3 1/2          1            3 1/4       1 3/4
December 31......................................  1 7/16          11/16      3 1/2       1 1/2
March 31.........................................  1               65/128     2 1/4       1 1/2

                                                                    2001
                                                             -------------------
                                                               HIGH       LOW
                                                             --------   --------
June 30....................................................  122/128    50/128

    On July 13, 2000, the last reported closing sales price of the Shares in the over the counter market was $0.80 per Share.

                               PERFORMANCE GRAPH

    The following graph compares the yearly percentage change in the Company's cumulative total stockholder return on its common stock with the cumulative total return of the NASDAQ MARKET INDEX, a broad market index, and the cumulative total return of the Standard Industrial Classification Index, Code 1799--Specialty Contractors. Cumulative return for the Company and both indices were calculated assuming dividend reinvestment. For fiscal year 2000, the Standard Industrial Classification Index, Code 1799--Specialty Contractors was comprised of the following nine (9) publicly traded companies: The Canisco Resources, Inc.; Cerbco Inc. CL A; Chicago Bridge & Iron NV; Heist C.H. Corporation; IDM Environmental Corp.; Insituform East, Inc.; Leak-X Environmental CP; National Environ Service Co.; and U.S. Bridge Construction.

                     COMPARISON OF CUMULATIVE TOTAL RETURN
                  OF COMPANY, INDUSTRY INDEX AND BROAD MARKET

                                                                             YEAR ENDING MARCH 31,
                                                        ---------------------------------------------------------------
                                                          1995       1996       1997       1998       1999       2000
                                                        --------   --------   --------   --------   --------   --------
Canisco Resources, Inc................................    100       133.33     140.00     136.67     120.00      26.67
SIC Code Index........................................    100       118.20      65.29      71.83      42.77      62.60
NASDAQ Market Index...................................    100       134.51     150.48     297.18     297.18     547.25

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                 YEAR ENDED MARCH 31
                           1995                 1996    1997    1998    1999    2000
CANISCO RESOURCES, INC.  100.00               133.33  140.00  136.67  120.00   26.67
SIC CODE INDEX           100.00               118.20   65.29   71.83   42.77   62.60
NASDAQ MARKET INDEX      100.00               134.51  150.48  297.18  297.18  547.25